UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

46205A103

(CUSIP Number)

Richard Cotton, Executive Vice President and General Counsel

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-7024

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

June 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, Amendment No. 7 filed on April 11, 2007, Amendment No. 8 filed on April 12, 2007, Amendment No. 9 filed on April 30, 2007 and Amendment No. 10 filed on May 8, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On June 8, 2007, the NBCU Entities, the Company and CM entered into an amendment to the Master Agreement (the “June 8 Amendment”), in order to clarify certain of their rights and obligations under the Master Agreement.

This description of the June 8 Amendment is not complete and is subject to the terms of the June 6 Amendment, attached hereto as Exhibit 36 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 36	Amendment letter, dated June 8, 2007, from NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. to ION Media Networks, Inc. and CIG Media LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Authorized Signatory

NBC UNIVERSAL, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Executive Vice President and General Counsel

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Vice President

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Richard Cotton
Name:	Richard Cotton
Title:	Vice President

Dated: June 11, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 36	Amendment letter, dated June 8, 2007, from NBC Universal, Inc., NBC Palm Beach Investment I, Inc. and NBC Palm Beach Investment II, Inc. to ION Media Networks, Inc. and CIG Media LLC